Rapid Line Inc.

Gieldowa 4A, Warsaw 01-211, Poland
+48222196622

info@kid-win.com

May 24, 2022

Attention:

Scott Anderegg and Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:

Rapid Line Inc.

Registration Statement on Form S-1

Filed March 21, 2022

File No. 333-263739

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Rapid Line Inc. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-263739), as amended (the “Registration Statement”), so that it may become effective at 10:00 a.m. Eastern Daylight Time on May 27, 2022, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Rapid Line Inc.

/s/ Wiktor Moroz

Wiktor Moroz,

President, Chief Executive Officer, and Director